VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ethan Horowitz and Wei Lu

Re:	China Eastern Airlines Corporation Limited

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 28, 2021

File No. 001-14550

November 30, 2021

Ladies and Gentlemen,

China Eastern Airlines Corporation Limited (the “Company” or “we” ) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated October 28, 2021 (the “Comment Letter”), to the Company regarding the Company’s above-referenced annual report filed on Form 20-F (File No. 001-001-14550) for the fiscal year ended December 31, 2020, filed with the SEC on April 28, 2021 (the “Annual Report”).

To facilitate your review of our responses, we have cited your comment in italics followed immediately by our response. We propose to file via EDGAR our amendments to the Annual Report, upon receiving the confirmation on our proposed amendments from the Staff.

Comment No.1: We note your response to prior comment 1 regarding the indirect consequences of climate-related regulation or business trends. Your response appears to focus on industry trends and steps you have taken with regards to the environmental impact of your greenhouse gas emissions, but does not address the items noted in our comment. Expand your revised disclosure to address our prior comment, including the effect of climate change on the demand for your services and reputational risks resulting from operations that produce greenhouse gas emissions (in addition to the risk arising from noncompliant carbon emissions).

Response No.1:

In response to the Staff’s comment, we hereby propose to amend our Annual Report by further inserting the following content under the sections headed “Item 4. Information on the Company”:

Item 4. Information on the Company

Service Demand

It does not appear to us that climate change has an apparent effect on the demand for our air travel services for the time being, based on the following two factors:

(i) The change in demand for air travel services is not attributable to the climate change. Air travel remains one of the most efficient and main methods of travel domestically and globally. China’s aviation market has experienced a rapid growth for the past ten years, with the number of passengers in the civil aviation sector in China increased from 282.2 million in 2011 to 663.6 million in 2019, representing a CAGR of 11.3%, according to the data publicly available on the website of National Bureau of Statistics of China. However, the aviation industry has been going through a severe downturn after the breakout of COVID-19 in 2020. The rapid spread and the persistence of the pandemic, as well as the measures governments and private sectors have taken in order to stem the spread of this pandemic, have had, and are continuing to have a material adverse effect on the demand for worldwide air travel, and likewise, on the demand for our services. No apparent signs were found that change in demand for our services is attributable to climate change before or during the COVID-19 pandemic. With the introduction of vaccines and effective medications, we believe the pandemic will eventually be under control and in the long run, demand for air travel services will recover in line with the economic recovery.

(ii) Passenger behaviour does not change. When passengers choose to travel by air or other means of transport, the main factors taken into consideration by them are the length of the journey, the fare and the ease of transfer to the downtown area of the city. When choosing between different airlines, passengers generally consider factors such as fare, security, quality of service and departure and arrival time of the flight. It does not appear to us that passengers have been focused on climate change when making their travel plan or choosing between different means of transport or different airlines for the time being.

However, going forward, if the laws and regulations keep evolving and relevant regulators decide to mandate a high additional charge related to climate change for certain means of transport, passengers will most likely take into consideration the climate change when making travel plans. Also, with the increasing public awareness of climate change, passenger behaviors may start to change as well. If both regulatory trends and passenger behaviors were to change, it is expected that demand for air travel services will decrease for airlines which undervalued the importance of climate change and have not taken measures to save energy and reduce carbon emissions. In this regard, we have been constantly monitoring passenger behaviors, closely following regulatory and industry trends in energy conservation and carbon emission reduction, and have implemented a number of energy-saving and carbon emission reduction improvements, so as to minimize any possible decreases in demand for our services related to climate change.

Reputational Risk

Currently, we are not aware of any incidents which will expose us to apparent reputational risks related to greenhouse gas emissions from our business operations, and we have not encountered any incidents that expose us to reputational risks related to greenhouse gas emissions in our past operations.

We are fully aware that climate change will be one of the major issues of increasing international concerns. Companies, which continue to emit high levels of greenhouse gases without dedication to reduce carbon emissions, will face mounting reputational risks. Therefore, we continue to monitor the progress of carbon emission reduction in aviation industry, and actively participate in the annual meetings and seminars of the International Air Transport Association (IATA) and the International Civil Aviation Organization (ICAO) to discuss and offer our views and advice on the sustainable development of the aviation industry. We attach great importance to global climate governance and follow industry trends to reduce greenhouse gas emissions with proactive attitude and best practices, including introducing the energy-efficient aircraft, applying refined and precise fuel-saving measures for aircrafts, and introducing electric-powered vehicles in the airport. In addition, we are constantly tracking feasible technology or market-oriented solutions, exploring market mechanisms of carbon emission reduction and seeking cooperation for carbon offset projects. Through our efforts, we hope to be recognized as one of the benchmark companies in reducing greenhouse gas emissions in the aviation industry. In the future, we will continue to follow and conduct research on evolving laws, regulations and policies related to climate change, as well as industry trends, to minimize any potential reputation risks arising from and associated with greenhouse gas emissions from our operations.

Comment No.2: The revised disclosure provided in response to prior comment 2 appears to primarily discuss transition risks related to evolving laws and regulations. Tell us how you considered expanding your disclosures to address other transition risks related to climate change and the effect they will have on you, such as changes in customer behavior, advances in technology, and market trends specific to the aviation industry

Response No.2:

(i) In response to the Staff’s comment in respect of the transition risk of customer behavior, we hereby respectfully submit that we do not believe there is any apparent transition risk of passenger behaviors related to climate change for the time being. We do not rule out such risk in the long run. Kindly see our responses under Comment No.1 for passenger behaviors.

(ii) In response to the Staff’s comment in respect of the transition risk of technology advances and market trends, we hereby propose to amend our Annual Report by further inserting the following content under the sections headed “Item 4. Information on the Company”:

Item 4. Information on the Company

Technology Development

We do not believe we are facing any apparent transition risks related to technological advances, based on the following factors:

Major technological advances in aviation industry affecting climate change are expected to occur in two areas, namely, innovations in aircraft technology, especially engines, on the one hand, and fuel innovation on the other hand. According to the analysis of IATA, aircraft innovation, including hydrogen and electrical power drives, wing configuration/support wing configuration and other major breakthroughs, is expected to be commercialized after 2035. Fuel innovation mainly refers to the development and commercialized use of hydrogen energy, electrical energy and sustainable aviation fuel, among which, the development and commercialized use of sustainable aviation fuel is key to bringing aviation industry emissions to net-zero. However, the sustainable aviation fuel is featured with high cost, low production and standardization barriers. These two major technological advances, yet a long way to go before they can be fully developed and commercially available, may play a positive and important role in reducing carbon emissions for aviation industry if to be realized eventually in the future.

Currently, given the major technological advances are yet to be achieved, most airline companies are implementing a number of energy-saving and carbon emission reduction improvements, such as actively promoting the application of new aircraft technology, improving operational efficiency and making infrastructure improvements, including the improvement of air traffic management, flight operation management and ground operation management. In this regard, we keep following the industry trend, optimizing flight efficiency, reducing aircraft weight, promoting replacement for Auxiliary Power Unit (APU), and introducing electric-powered vehicles at the airport to strengthen ground operation management. Therefore, we do not believe we are facing any apparent transition risks related to technological advances for climate change.

Market Trend

We do not believe we are facing any apparent transition risks associated with market trends in aviation industry.

In addition to the emission reduction measures mentioned above such as technological advances and operational efficiency improvement, the aviation industry sees a market trend of exploring market-oriented carbon offset projects. Currently, feasible carbon offset projects include industrial carbon reduction projects, renewable energy projects, forestry projects, industrial greenhouse gas compensation projects, natural carbon reduction solutions, methane capture and use projects, etc. In line with the market trend, we are exploring innovative mechanism in carbon emission reduction and carbon trading, exploring the feasibility of leveraging carbon capital markets and carbon financial instruments, as well as hedging carbon transaction costs, and seeking cooperation for carbon offset projects. Therefore, we do not believe we are facing any apparent transition risks associated with market trends in aviation industry.

Comment No.3: The revised disclosure provided as part of your response to prior comment 3 states that there are no material litigation risks related to climate change. Please provide us with additional support for this statement and tell us how you considered addressing the risks associated with the possibility of litigation related to climate-change and its potential impact.

Response No.3:

In response to the Staff’s comment, we hereby propose to amend our Annual Report by further inserting the following content under the sections headed “Item 4. Information on the Company”:

Item 4. Information on the Company

We have not had any climate change-related litigation since the inception of our Company. Also, we are not aware of any risk of potential litigation related to climate change for the time being.

However, with evolving and increasingly stringent international, national or local laws and regulations against greenhouse gas emissions, and increasing attention drawn by the climate change issue from respective regulators, groups or individuals, we, as an airline company operating domestic and international routes, do not rule out the possibility that we may be involved in relevant administrative investigations or even lawsuits related to climate change domestically or in other jurisdictions, and be held liable, fined or subject to compensation, damages or other consequences in the future.

We will continue to monitor if any of such proceedings are threatened or contemplated, and in the case of any litigation related to climate change, we will respond actively and try to minimize adverse consequences and reduce relevant losses. We endeavor to gain an in-depth understanding of the laws and regulations as well as the litigation patterns in the jurisdiction where the litigation takes place, conduct fact-finding, actively cooperate with local governmental and regulatory authorities, make necessary rectifications, and engage experienced local lawyers to defend the interests of the Company, or to resolve disputes through alternative dispute resolution such as settlement and mediation.

Comment No.4: Your response to prior comment 4 does not appear to address costs necessary to comply with laws or regulations related to climate-change. Please tell us about such costs and quantify the amounts you have incurred.

Response No.4:

In response to the Staff’s comment, we hereby propose to amend our Annual Report by further inserting the following content under the sections headed “Item 4. Information on the Company”:

Item 4. Information on the Company

Our costs to comply with laws and regulations related to climate change overseas are the costs arising from the carbon allowance compliance clearances to the EU regulatory authorities, and we completed such clearances to the EU regulatory authorities on schedule, paying a total of approximately EUR74 thousand from 2012 to 2020. Our costs to comply with laws and regulations related to climate change in China are the costs arising from the carbon allowance compliance clearances to Shanghai Municipal Ecological Environment Bureau, and we purchased carbon allowances and carried out China Certified Emission Reductions (CCER) trading following the requirement of the local authority, paying a total of approximately RMB9.7 million from 2013 to 2020.

We propose to file via EDGAR our amendment to the Annual Report upon receiving the confirmation on our proposed amendment from the Staff. We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are satisfactory to its comments. Should you have any questions or further comments with respect to the Annual Report or this response letter, please do not hesitate to contact me at ir@ceair.com; davidyang@ceair.com.

Yours very truly,

/s/ Qimin Zhou
Qimin Zhou

cc:	Qimin Zhou

Chief Financial Officer

China Eastern Airlines Corporation Limited